Egeria Corporation, dba OpenGrants
Balance Sheet Comparison
As of December 31, 2022

	Tot
	As of Dec 31, 2022
ASSETS	
Current Assets	
Bank Accounts	
1011 Azlo	0.00
1012 Invoice Payments Clearing	0.00
1013 Mercury Checking x7212	120.76
1014 Mercury Savings x5213	0.04
1015 Stripe Bank account (required for Synder)	1,051.50
1016 Stripe Clearing	0.00
1017 Stripe Merchant Account	0.00
Total Bank Accounts	**$ 1,172.30**
Accounts Receivable	
1101 Accounts Receivable	25,000.00
1102 Loan Receivable	0.00
Total Accounts Receivable	**$ 25,000.00**
Other Current Assets	
1202 Due from Shareholders	7,978.00
1203 Investor Receivable	0.00
1211 Prepaid Expenses	417.00
Total Other Current Assets	**$ 8,395.00**
Total Current Assets	**$ 34,567.30**
TOTAL ASSETS	**$ 34,567.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	3,750.00
Total Accounts Payable	**$ 3,750.00**
Other Current Liabilities	
2200 Accrued Payroll	40,915.77
2201 Accrued Expenses	8,400.00
2203 Gusto Benefit Liabilities Clearing	0.00
2205 Reimbursement Liability	0.00
2207 Payroll Liability	0.00
2209 Short-term Loan Payable	0.00
22091 Accrued Interest On Short-term Loan	0.00
Total 2209 Short-term Loan Payable	**$ 0.00**
2211 Stripe Capital Loan	8,991.79
2212 MainStreet Loan	
22121 MainStreet 2020 - Federal R&D Tax Credit	0.00
22122 MainStreet 2021 - California Research Credit	0.09
22123 MainStreet 2021 - Federal R&D Tax Credit	9,840.00

Total 2212 MainStreet Loan	**$**	**9,840.09**
2213 Unearned Revenue		0.00
22131 Unearned Revenue - Enterprise		22,916.67
Total 2213 Unearned Revenue	**$**	**22,916.67**
Total Other Current Liabilities	**$**	**91,064.32**
Total Current Liabilities	**$**	**94,814.32**
Long-Term Liabilities		
2701 Convertible Notes		30,000.00
27011 Accrued Interest On Convertible Notes		4,500.00
Total 2701 Convertible Notes	**$**	**34,500.00**
Total Long-Term Liabilities	**$**	**34,500.00**
Total Liabilities	**$**	**129,314.32**
Equity		
3101 SAFE Convertible Securities		1,108,058.75
3102 CAFE Convertible Securities		288,001.03
3103 Common Stock		104.75
3106 CrowdFunding		105,265.93
3107 Additional Paid-In Capital		19,945.00
3109 Owner's Pay & Personal Expenses		0.00
3111 Retained Earnings		-1,074,293.04
Net Income		-541,829.44
Total Equity	**-$**	**94,747.02**
TOTAL LIABILITIES AND EQUITY	**$**	**34,567.30**

tal	
As of Dec 31, 2021 (PY)	
	0.00
	0.00
	35,036.31
	4,006.95
	0.00
	0.00
$	**39,043.26**
	29,558.00
	0.00
$	**29,558.00**
	7,978.00
	0.00
	3,208.33
$	**11,186.33**
$	**79,787.59**
$	**79,787.59**
	5,450.00
$	**5,450.00**
	0.00
	-205.88
	0.00
	0.00
	0.00
$	**0.00**
	6,679.58
	480.00
	3,232.76
	6,560.00

$	**10,272.76**
	0.00
	45,833.39
$	**45,833.39**
$	**62,579.85**
$	**68,029.85**
	30,000.00
	3,000.00
$	**33,000.00**
$	**33,000.00**
$	**101,029.85**
	750,000.00
	283,001.03
	104.75
	19,945.00
	0.00
	-546,631.14
	-527,661.90
-$	**21,242.26**
$	**79,787.59**